Segway IV Corp.

213 South Oak Avenue
Owatonna, MN 55060
RECEIVED JAN 18 2011 DIVISION OF CORPORATION FINANCE OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

January 11, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Tia Jenkins

We have contacted the accounting firm of Kiesling Associates I.LP, 7780 Office Plaza Drive S, Suite 184, West Des Moines, Iowa 50266-2337 to engage them to perform both the re-audit of the 2009 and the audit of the 2010 financial statements. Kiesling Associates LLP assisted us in the 2nd and 3rd quarter Form 10-Q filings.

We anticipate filing the re-audited 2009 and audited 2010 financial statements prior to March 31, 2011. We will file an 8-K as soon as possible to disclose the change in auditors.

If there are any questions, I can be reached at my direct line 507-214-0207 or jbriggs@jagcom.net

Sincerely,

/s/ Jack Briggs
Jack Briggs, CFO
Segway IV Corp